Exhibit 99.5
Talking Points for Ralcorp Suppliers
•	As a valued supplier of Ralcorp, we wanted to let you know about an important announcement.

•	Ralcorp has entered into an agreement to acquire American Italian Pasta Company (“AIPC”), the largest producer of dry pasta in North America.

•	This transaction is a win-win for both our company and our customers.

•	The combination of Ralcorp and AIPC will further strengthen our position as a leading provider of private label and branded food products and significantly broaden our product portfolio.
o	This transaction will allow us to offer more than 220 different shapes and varieties of pasta, in addition to the products Ralcorp already provides its customers and consumers.
•	Together with AIPC, we will be a stronger company, and with your help, we look forward to continuing to meet and exceed the expectations of our customers and consumers.

•	We expect the transaction to close in our fourth quarter ending September 30, 2010. Until the transaction is completed it is business as usual at Ralcorp.
o	We expect the transition to be seamless to you.

o	You should see little change in the handling of your business with your day-to-day Ralcorp contacts remaining the same.
•	We thank you for your commitment to Ralcorp.

•	You have been an important part of Ralcorp’s success and we look forward to continuing and building on our relationship.

•	As always, if you have any questions please reach out to your usual purchasing representative.
Important Information
These talking points are for informational purposes only and do not constitute an offer to purchase nor a solicitation of an offer to sell any securities of AIPC. Ralcorp has not commenced a tender offer for shares of AIPC common stock. The solicitation and offer to purchase shares of AIPC common stock will only be made pursuant to a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents.
Upon commencement of the tender offer, Ralcorp will file with the SEC a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. In addition, AIPC will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. These documents will contain important information, including the terms and conditions of the tender offer. Investors and security holders are urged to read each of these documents and any amendments to these documents carefully when they are available prior to making any decisions with respect to the tender offer.
Investors and security holders will be able to obtain free copies of these materials (when available) and other documents filed with the SEC by Ralcorp or AIPC through the web site maintained by the SEC at www.sec.gov. In addition, Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents may be obtained (when available) for free by contacting Ralcorp at 800 Market Street, Suite 2900, St. Louis, MO 63101, (314) 877-7000 and the Schedule 14D-9 may be obtained (when available) for free by contacting AIPC at 4100 N. Mulberry Drive, Suite 200, Kansas City, Missouri 64116, (816) 584-5000.